SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

On March 16, 2010, Nortel Inversora S.A. (“Nortel” or the “Company”) announced its annual and fourth quarter results for fiscal year 2009. A copy of the results announcement is attached hereto as Annex A.

On March 9, 2010, the Company was notified of a precautionary measure issued by the First Instance Federal Court in Contentious Administrative Matters No. 6 (“the Court”) in the case referenced “W de Argentina Inversiones SL INC EJE MED (26-VIII-09) c/ Telecom Italia SpA. This court decision confirms that the precautionary measure that suspended the exercise of the duties of certain members of the Board of Directors ordered by such Court in August 2009 remains in effect.

The court decision also orders the immediate suspension of all calls to meetings of the Board of Directors and/or Shareholders Meetings made by the directors suspended by the precautionary measure.

The precautionary measure was also reported to the Buenos Aires Stock Exchange (“BASE”). As a result, the BASE declined to accept the filing of the press release issued by the Company on March 11, 2010 announcing the annual and fourth quarter results for fiscal year 2009, which press release had been sent to the BASE for publication in its bulletin. The BASE has asked the Company to clarify whether the participation of certain suspended members of the Board of Directors in the meeting held to approve the documentation relating the results of fiscal year 2009 affected the approval of such documentation. The BASE also ordered the temporary suspension of trading of the shares of Nortel Inversora S.A. in the BASE; however, such suspension was subsequently lifted.

The attached annual and fourth quarter results for fiscal year 2009 have been approved at a meeting of the members of the Board of Directors who were not suspended by the aforementioned precautionary measure.

Annex A

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contact:

José Gustavo Pozzi

Nortel Inversora S.A.

(5411) 4 968-3630

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED ANNUAL RESULTS FOR THE FISCAL YEAR

ENDING DECEMBER 31, 2009

Buenos Aires, March 16, 2010 - Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. 758 million for the fiscal year ended December 31, 2009.

Nortel’s consolidated financial results for the fiscal year ended December 31, 2009 are substantially similar to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding-company level.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

FISCAL YEAR ENDING DECEMBER 31, 2009

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet

	2009	2008
Current assets	2,927	2,600
Non-current assets	7,690	7,051

Total assets	10,617	9,651
Current liabilities	4,176	4,075
Non-current liabilities	936	1,487

Total liabilities	5,112	5,562
Minority interests	2,552	1,900
Total shareholders’ equity	2,953	2,189

Total liabilities and shareholder’s equity	10,617	9,651

Consolidated Income Statement

	2009	2008
Net revenues	12,226	10,608
Cost of services provided administrative and selling expenses	(9,468)	(8,570)

Operating Profit	2,758	2,038

Equity gain from related companies	13	—
Financial results, net	(331)	(266)
Other, net	(234)	(271)
Income tax	(797)	(535)
Minority interest	(651)	(447)

Net Income	758	519

Ratios

	2009	2008
Liquidity (a)	0.70	0.64
Indebtedness (b)	0.93	1.36

(a)	Current Assets to current liabilities
(b)	Total liabilities to shareholders’ equity plus third party interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 16, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager